Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization
Palm Harbor G.P., Inc.	Nevada
Standard Casualty Company	Texas
Better Homes Systems, Inc.	Washington
Palm Harbor Holding, Inc.	Nevada
Standard Insurance Agency, Inc.	Texas
CountryPlace Mortgage, Ltd.	Texas
Palm Harbor Homes I, L.P.	Texas
Magic Living, Inc.	Nevada
Palm Harbor Marketing, Inc.	Nevada
Palm Harbor Manufacturing, L.P.	Texas
Palm Harbor GenPar, L.L.C.	Nevada
Palm Haven Insurance Agency of Florida, Inc.	Florida
Palm Harbor Insurance Agency of Texas, Inc.	Texas
Nationwide Homes, Incorporated	Delaware
CountryPlace Acceptance Corporation	Nevada
CountryPlace Acceptance GP, LLC	Texas
CountryPlace Acceptance LP, LLC	Delaware
CountryPlace Funding, Inc.	Delaware
Palm Harbor Albemarle, LLC	Delaware